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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                            Sunrise Resources, Inc.
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                               (Name of Issuer)


                         Common Stock, $.01 par value
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                        (Title of Class of Securities)


                                  86769K-10-5
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                                (CUSIP Number)



                Peter J. King, The King Management Corporation
 2500 Minnesota World Trade Center, 30 East Seventh Street, St. Paul, MN 55101
                                (612) 228-9042
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                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 30, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
                                 ------------

CUSIP No.  86769K-10-5

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Peter J. King
      ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a) [X]
                                                (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     00

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                             [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                                     7.  SOLE VOTING POWER
        NUMBER OF                         431,999
         SHARES
      BENEFICIALLY                   8.  SHARED VOTING POWER
        OWNED BY                          0
          EACH
        REPORTING                    9.  SOLE DISPOSITIVE POWER
         PERSON                           2,000
          WITH
                                     10. SHARED DISPOSITIVE POWER
                                          0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      433,999

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.0%

14.  TYPE OF REPORTING PERSON*
      IN


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     Pursuant to Rule 13d-2(c), this Amendment No. 2 amends Mr. King's Schedule
13D dated February 13, 1995 and Amendment No. 1 thereto dated October 24, 1996.

Item 3.  Source and Amount of Funds or Other Considerations.
------------------------------------------------------------

     On April 30, 1997, Mr. King terminated the Voting Agreement pursuant to a Termination of Shareholder Voting Agreement and Termination of Proxy. See Item 6.

     On April 30, 1997, Mr. King exercised his power as Voting Trustee and terminated the Voting Trust Agreement pursuant to the Termination of Voting Trust Agreement. See Item 6.


Item 4.  Purpose of Transaction.
--------------------------------

     Mr. King found the implementation of the Voting Trust Agreement to be unnecessary and elected to exercise his power as Voting Trustee to terminate the Voting Trust Agreement.

     Mr. King found the Voting Agreement Proxy to be unnecessary and entered into the Termination of Shareholder Voting Agreement and Termination of Proxy for that reason.

     Mr. King was named a Director of Sunrise on April 2, 1997.


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     The 433,999 shares of Common Stock constitute 6.0% of Sunrise's outstanding Common Stock based upon Sunrise's Form 10-Q for the Quarter ended December 31, 1996.

     Except as disclosed herein, during the past 60 days Mr. King has not purchased or otherwise acquired any shares of the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------------------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

Termination of Voting Agreement

     Mr. King entered into the Termination of Voting Agreement as a consequence of the final resolution of all of the claims of the WBK Trust, the RSK Trust and the PJK Annuity Trust against Sunrise that were the subject of the Voting Agreement. The Termination of Voting Agreement revoked any proxies in Mr. King's favor given under the Shareholder Voting Agreement dated November 11, 1989 (the "Voting Agreement") among Mr. King, the William B. King Stock Trust dated November 21, 1989 for the benefit of William B. King (the
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"WBK Trust") and the Russell S. King Stock Trust dated November 11, 1989 for the benefit of Russell S. King ("RSK Trust"). The foregoing summary of certain provisions of the Termination of Voting Agreement is qualified by the copy of the Termination of Voting Agreement and Termination of Proxy filed as Exhibit A hereto and which is incorporated herein in its entirety by this reference.

Termination of Voting Trust Agreement

     Mr. King found the implementation of the Voting Trust Agreement and the Proxy to be unnecessary and elected (a) to terminate the Voting Trust Agreement dated September 26, 1996 among Mr. King, as the Voting Trustee (the "Voting Trustee"), the PJK Annuity Trust, the WBK Trust and the RSK Trust and (b) the Appointment of Proxy of the WBK Trust, dated September 26, 1996, under which Mr. King was appointed with the power to represent the WBK Trust with respec. The foregoing summary of certain provisions of the Termination of Voting Trust Agreement is qualified by the copy of the Termination of Voting Trust Agreement filed as Exhibit B hereto and which is incorporated herein in its entirety by this reference.

Item 7.  Material to Be Filed as Exhibits.
------------------------------------------

Exhibit Letter    Description of Exhibit
--------------    ----------------------

A Termination of Shareholder Voting Agreement and Termination of Proxy dated April 30, 1997 among Peter J. King, the William
                  B. King Stock Trust and the Russell S. King Stock Trust.

B Termination of Voting Trust Agreement dated April 30, 1997 by Peter J. King, as the Voting Trustee.

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                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   /s/ Peter J. King
                                   ---------------------------------
                                   Peter J. King


Dated:  May 22, 1997

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                                 EXHIBIT INDEX

Exhibit Letter    Description of Exhibit
--------------    ----------------------


A Termination of Shareholder Voting Agreement and Termination of Proxy dated April 30, 1997 among Peter J. King, the William B. King Stock Trust and the Russell S. King Stock Trust.

B Termination of Voting Trust Agreement dated April 30, 1997 by Peter J. King, as the Voting Trustee.